
05008830

Steinhoff
International Holdings Ltd

25 May 2005

SUPPL


SEC MAIL
JUN 0 8 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549 – 0302
Mail Stop 3-2
United States of America

Dear Sirs

**STEINHOFF INTERNATIONAL HOLDINGS LIMITED :
EXEMPTION PURSUANT TO RULE 12g3-2(b) OF THE US SECURITIES EXCHANGE ACT OF 1934 : EXEMPTION NUMBER 82-34772**

Enclosed please find a copy of a public announcement made through the news service of the JSE Securities Exchange South Africa on 12 May regarding the proposed acquisition of a significant interest in Homestyle Group plc.

Trusting that you find the above in order.

Yours faithfully

**STEINHOFF INTERNATIONAL GROUP SERVICES
PER : PIET FERREIRA
DIRECTOR : M&A's AND CORPORATE ADVISORY SERVICES**

JUN 13 2005

28, 6TH STREET , WYNBERG , SANDTON 2090, RSA. P.O. BOX 1955, BRAMLEY 2018, RSA. TEL: +27 (0)11 445-3000, FAX: +27 (0)11 445-3094/9/135

Steinhoff - Proposed Acquisition of Significant Interest in Homestyle Group plc

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SHF
Steinhoff - Proposed Acquisition of Significant Interest in Homestyle Group pl
Steinhoff International Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1998/003951/06)
JSE Code: SHF : ISIN : ZAE000016176
("Steinhoff")
Proposed Acquisition of Significant Interest in Homestyle Group plc
Introduction
Steinhoff is pleased to announce that its wholly-owned subsidiary, Steinhoff Europe AG, has reached agreement, subject to the conditions precedent outlinec below, to acquire an interest of between 45% and 73.7% in UK-listed Homestyle Group plc ("Homestyle), for a maximum cash consideration of GBP105 million (th "Acquisition").
Terms of the Acquisition
The Acquisition will be implemented through the participation of Steinhoff in refinancing exercise to be undertaken by Homestyle (the "Refinancing").
In terms of the Refinancing, Steinhoff will invest a maximum of GBP105 millior in Homestyle. Part of this investment will be structured as a series of firm placings of Homestyle shares for cash amounting to GBP64 million, which will result in Steinhoff holding a minimum of 45% of the enlarged issued share capital of Homestyle following the Refinancing. The remaining GBP41 million will be structured as a placing of Homestyle shares for cash with Steinhoff which placing will then be subject to existing Homestyle shareholders having a right to claw-back under an open offer. The subscription price of the Homesty shares is 55 pence per share, a discount of 6.8% to the closing price of a Homestyle share of 59 pence on 11 May 2005.
In the event that none of the Homestyle shareholders claw back their entitleme under the open offer, Steinhoff would hold 73.7% of the issued share capital c Homestyle.
In addition, Steinhoff will provide Homestyle with a GBP20 million loan facility.
Following the Refinancing, Homestyle will retain its listing on the London Stc Exchange and, in accordance with the rules of the London Stock Exchange, will retain its independence from Steinhoff. Steinhoff will have the right to appoint two directors to the board of directors of Homestyle.
Information regarding Homestyle
Homestyle is a UK-based furniture retailer listed on the London Stock Exchange with a current market capitalisation of GBP40.2 million. The Group has two divisions, the Beds Division and the Furniture Division.
The Beds Division operates from 440 outlets under three trade names: Bensons f Beds, Sleepmasters and the Bed Shed. The division has a record of continuing t achieve strong like-for-like sales and margin growth.
The Furniture Division trades under the Harveys brand. The division has experienced significant change over the last 15 months with the appointment of new management team. A renewed emphasis on retail disciplines has contributed the creation of a stable platform from which to further develop the business.
Over the past few years, Homestyle has been severely constrained by a relative high level of indebtedness coupled with a difficult retail environment. For th

26 weeks to October 2004, Homestyle reported turnover from continuing operatic of GBP207 million, an operating loss from continuing operations of GBP2 millic
and an after-tax loss of GBP5m.

Rationale for the Acquisition

Steinhoff has several furniture manufacturing and supply operations in the UK. Its bed manufacturers, Relyon and Sprung Slumber, and upholstery distributor, Steinhoff UK Furniture, supply a broad range of products to general furniture specialists and national chain stores.

Whilst Steinhoff will continue to serve a broad range of retailers in the UK market, it has recognised the rationale of developing a vertically integrated platform in this market. The proposed investment in Homestyle will provide th opportunity for Steinhoff to form a strategic relationship with a leading UK retailer of furniture and beds.

Through the Acquisition, Steinhoff believes it will be able to assist in the development and growth of a significant, existing customer of Steinhoff. In addition to the existing bedding supply relationship Steinhoff has with Homestyle, Steinhoff believes it will be able to supply a wide range of furniture and household goods to Homestyle from Steinhoff"s network of own manufacturing facilities and sourcing operations on terms that would be beneficial to both parties.

Financial Effects

The Acquisition is not expected to have a significant impact on the pro forma net asset value, net tangible asset value, earnings or headline earnings per share of Steinhoff. However, given the substantial retail base of Homestyle, significant opportunities exist in respect of future incremental business to Steinhoff"s existing manufacturing and sourcing activities.

Conditions Precedent

The Acquisition of an initial 15% interest in Homestyle by way of the firm placings of Homestyle shares for cash, is not subject to Homestyle shareholder approval, although 5% of this interest is subject to finalisation and despatch of Homestyle shareholder documentation.

The Acquisition of a further interest in Homestyle is subject to, inter alia, the following:

* Finalisation and despatch of Homestyle shareholder documentation relating to the Refinancing;
* Homestyle shareholder approval at an extraordinary general meeting to be convened specifically for that purpose; and
* Given that, on completion, Steinhoff would hold more than 30% of Homestyl the Refinancing is also conditional upon the UK Panel on Takeovers and Mergers waiving the requirement of the UK Takeover Code that Steinhoff ma a mandatory offer for the whole of the issued share capital of Homestyle. Such waiver by the Takeover Panel is conditional upon the approval of Homestyle shareholders.

Wynberg
12 May 2005
Financial Adviser and Transactional Sponsor
Citgroup
Sponsor
PSG Capital
Date: 12/05/2005 12:32:39 PM Produced by the JSE SENS Department